Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intermolecular, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Intermolecular Inc. of our report dated June 30, 2011, except as related to note 6(a) to the consolidated financial statements which is as of July 28, 2011 and the “Stock Split” section of note 1 which is as of November 15, 2011, with respect to the consolidated financial statements of Intermolecular included in its Prospectus filed with the Securities and Exchange Commission on November 18, 2011 pursuant to Rule 424(b) under the Securities Act of 1933 relating to Intermolecular’s Registration Statement (Form S-1 No. 333-175877).

Our report refers to the change in the manner in which the Company accounted for convertible preferred stock.

/s/ KPMG LLP

Mountain View, California
November 23, 2011